FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                        No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 1, 2012 – Total Voting Rights
2.	Press release dated November 1, 2012 – Standards Group formed to enable Internet of Things growth
3.	Press release dated November 7, 2012 – Announcement of Dealings by PDMRs
4.	Press release dated November 9, 2012 – Directors'/PDMR's Shareholdings
5.	Press release dated November 12, 2012 – Director/PDMR Shareholding
6.	Press release dated November 16, 2012 – Sprint and ARM Collaborate to Drive Innovation around Internet of Things (IoT)
7.	Press release dated November 19, 2012 – ARM and UBM Tech Launch Innovative New Digital Magazine: Signum
8.	Press release dated November 22, 2012 – ARM and National Instruments Launch Development Solution for Power Optimization
9.	Press release dated November 30, 2012 – Director/PDMR Shareholding

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 October 2012 consists of 1,379,496,814 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,379,496,814.

The above figure 1,379,496,814 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Standards Group formed to enable Internet of Things growth

ARM, Cable & Wireless Worldwide, CSR and Neul sign up as Promoters – more partners now needed

Santa Clara, USA and London, UK - 1st November 2012 - Weightless, the global organisation responsible for delivering royalty-free open standards to enable the Internet of Things, today announced a new Special Interest Group (SIG) to accelerate the adoption of “Weightless” as a wireless wide area global standard for machine to machine (M2M) short to mid-range communications.

ARM, Cable & Wireless Worldwide, CSR and Neul have today formally signed the ‘SIG Promoter Agreement’ which details how they will back Weightless’s mission to establish a new standard and encourage its adoption worldwide. The Weightless standard this group will define is on track for completion in early 2013.

Weightless argues that a standard designed specifically for short to mid-range machine communications within white space is needed. Weightless technology has been optimised for this specific scenario and is delivered as a royalty-free open standard.

The formation of the SIG is a major step in building a new Communications Global Standard for M2M and Internet of Things (IoT). The Special Interest Group has been formed to support a rapidly expanding need to meet the demands of embedded intelligence everywhere, creating efficiencies in countless ways by giving the world access to data, the means to analyze it and then to act upon it in a managed way.

This means a common set of standards that deliver the key requirements for M2M communications, including a chipset cost under $2, a range of up to 10km and a battery life of 10 years.

Professor William Webb, CEO of Weightless

“This is a very important milestone for Weightless. The SIG now has a Board comprising leading players spanning processors, networks, chipsets and innovative wireless technologies. Weightless has gained a solid legal framework enabling royalty-free licensing of terminal-related technology. Our plan is to rapidly grow membership from our current base of 50 high-technology companies and I would strongly encourage interested parties to join this world-changing initiative.”

Mike Muller, chief technology officer, ARM

“The Internet of Things requires new thinking about technology. As data levels soar across the world, new ways need to be found to ensure wireless communication can be seamless. This includes the next wave of connectivity across smart grids, enhanced healthcare, smart cities, asset tracking, sensors and future applications as yet unimagined. With common standards we can all benefit from intelligence embedded and connected everywhere, so the ARM team is excited about the huge potential this standard will unlock.”

Paul Brodrick, Utilities Business Development Director, Cable&Wireless Worldwide

“Having another agreed standard is going to accelerate the growth and acceptance of M2M communications.  I believe that the work of the SIG will help to bring the benefits of smarter short to mid-range communications to a much wider audience.”

Dr. Steven D. Gray, CTO of CSR plc

“CSR has a business strategy to be a major supplier in M2M applications with low energy SoCs with wireless connectivity. Weightless presents potential to address some M2M market applications such as smart meters, asset tracking and remote sensors. Contributing in the SIG will help CSR to better understand market needs.”

James Collier, CEO Neul Ltd

“The IoT is the engine for economic growth in the next decade, much of which will come from new and innovative applications. This new generation of smart devices and applications simply haven’t been possible before the emergence of a ubiquitous IoT communication network. Weightless will enable this new growth and Neul is excited to be part of the SIG that will make it a reality.”

- ENDS -

About Weightless

Weightless, based in Cambridge, UK, is the world’s leading white space M2M standards body. Machine communications, often termed M2M, has long been forecast to be a sector with massive growth. recent forecasts of 50 billion connected devices by 2020 from cars to sensors to traffic lights to healthcare applications and much more. Weightless’ central mission is to co-ordinate industry players to foster the development of a new and revolutionary communications standard (called Weightless) to enable efficient machine-to-machine communications in white space. Weightless is currently signing up members http://www.weightless.org/account/register, and has strong traction from a wide variety of industry players.   Further details can be viewed at http://www.weightless.org

About TV White Space

White space is the unused and underused parts of the wireless spectrum. For example, around the world many TV channels are left vacant in most locations. Weightless technology, initialy opens up these channels and will also allow underused frequencies within other UHF licensed and unlicensed bands be used efficiently for wireless communication.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by going to http://www.arm.com

About Cable&Wireless Worldwide

Cable&Wireless Worldwide provides integrated communications and data hosting services to large enterprises and mid-market customers in both the public and private sectors. With an unrivalled heritage and a globally significant network Cable&Wireless Worldwide can provide robust secure and resilient connectivity to over 150 countries. To find out more, visit www.cw.com

About CSR

CSR is a global provider of innovative silicon and software solutions for the location-aware, media-rich, cloud-connected world. Our platforms are optimized for the automotive navigation and infotainment, digital cameras and imaging, connected home infotainment and wireless audio markets. We provide solutions to complex problems in the audio-visual, connectivity and location technology domains across a broad range of markets, with a technology portfolio that includes GPS/GNSS systems, Bluetooth®, Wi-Fi®, FM, NFC, aptX® and CVC™ audio codecs, JPEG, MPEG, H.264 imaging, PDL printing, microcontrollers, DSPs and broadband receivers. CSR's technology solutions and market platforms enable its customers to deliver a superior user experience and are adopted by leaders in the auto, computer, home and mobile markets. More information can be found at www.csr.com

About Neul

The name Neul is pronounced like ‘fuel’ and is from the Gaelic word for 'Cloud'. Neul was formed in Cambridge, UK in 2010 by a group of entrepreneurs with successful track record. The core management team was responsible for building Europe's most successful fabless semiconductor company, CSR.

Neul aims to unify the fragmented world of Internet of the Things (IoT) and Machine-to-Machine (M2M) communications, with the world’s first white space wireless system and a new, open M2M communications standard called Weightless.

Neul is transforming wireless data communications being the first to enable access to large amounts of unused and underused UHF spectrum, vastly reducing the costs of base stations and the terminals needed for wide area wireless networks. This will enable Neul’s customers to build networks and applications that offer completely new kinds of devices, services and business models.

Neul’s vision is to bring about a revolution in the way devices and applications communicate.  Towards the predicted 50 billion connected IoT and M2M devices, through smart metering to local broadband delivery, transportation and beyond. Neul is helping to create 'the internet of everything'.   Further details can be viewed at http://www.neul.com

Item 3

Announcement of dealings by PDMRs

ARM Holdings plc (the “Company”) announces the following dealings which took place on 6 November 2012:

Graham Budd, who is a PDMR of the Company, sold 250,000 shares at a price of 720.0 pence per share.  He also gave 30,000 shares to a charitable trust.  His total resultant shareholding is 260,577 shares.

Ian Drew, who is a PDMR of the Company, sold 100,000 shares at a price of 722.66 pence per share.  His total resultant shareholding is 42,972 shares.

Item 4

Announcement of share dealings by Directors and a PDMR

ARM Holdings plc (the “Company”) announces dealings by Directors and a PDMR as set out below:

Name	Role	Date	Number of shares sold or transferred	Sale/ Transfer price (pence)	Current total resultant shareholding

Warren East	CEO	8 Nov 2012	60,000 140,000*	710.90 712.75	1,289,522
Tim Score	CFO	8 Nov 2012	200,000	711.12	654,297
Mike Muller	CTO	8 Nov 2012	200,000	711.60	1,343,625
Mike Inglis	Chief Commercial Officer	8 Nov 2012	100,000	711.50	101,238
Simon Segars	EVP & GM Processor/ Physical IP Divisions	9 Nov 2012	100,000	705.75	356,956
Patricia Alsop Mark Alsop	Company Secretary Connected person	8 Nov 2012	90,000 10,000	712.21 712.01	159,535

*transfer of 140,000 shares to the Relithan Charitable Trust

In addition on 8 November 2012, Mike Inglis notified his intention to exercise an option over 10,626 shares at an option price of 85.4 pence per share under the Company's Save As You Earn Share Option Scheme and to sell such shares.  His total resultant shareholding excludes these shares.

Item 5

Announcement of share dealings by a Director

ARM Holdings plc (the “Company”) announces that on 9 November 2012 Young Sohn, who is an independent non-executive director of the Company, sold 28,000 American Depositary Receipts (“ADR”) (one ADR comprises 3 Ordinary Shares in the Company) at a price of $33.8606 per ADR.  As was announced on 11 October 2012, Young will be stepping down as a director with effect from 31 December 2012.  His total resultant shareholding is nil shares.

Item 6

Sprint and ARM Collaborate to Drive Innovation around Internet of Things (IoT)

New rapid prototyping developer kit for the IoT market integrates Sprint’s Mobile Broadband USB 598U Modem with the ARM mbed microcontroller development platform

CAMBRIDGE, UK – November 16, 2012 – ARM today announced availability of a rapid prototyping developer kit for the Internet of Things (IoT) market that integrates the Sprint Mobile Broadband USB 598U Modem by Sierra Wireless with the mbed microcontroller development platform, which is based on the ARM® Cortex™-M3 processor. The IoT market is set to grow exponentially, with Gartner estimating 50 billion connected devices by 2020*. The majority of these devices will be driven by connected sensors, requiring the support of a large community of developers from highly diverse industries. The devices and sensors will be used across a wide range of key industry verticals, including automotive, transportation, healthcare, utilities, retail, and energy.

Historically the creation of connected devices for such applications has involved complicated development on 8-bit microcontroller architectures with even further complexity involved when integrating a modem. The rapid prototyping developer kit from Sprint and ARM overcomes these challenges by providing a simple C++ development environment on a full 32-bit high-performance microcontroller. These open source drivers will be pre-integrated for the Sprint Mobile Broadband USB 598U Modem, allowing developers to focus on their particular project with the reassurance of a fully integrated, functional modem.

Sprint has optimized the Sprint Mobile Broadband USB 598U Modem to take advantage of the Sprint 3G CDMA EVDO Rev. A network. The energy-efficient Cortex-M3 processor provides a scalable high-performance 32-bit microcontroller required to enable easy development with standard programming using C++.

“Sprint is proud to apply our extensive open network experience to the deployment of this powerful development platform from ARM. The combination of ARM and Sprint technologies introduces a flexible, sophisticated and easy-to-use capability that we expect to be a potent catalyst for developer activity across many areas of opportunity,” said Wayne Ward, vice president-Emerging Solutions, Sprint.

“Early adopters, entrepreneurs and innovation hubs, such as the Maker ecosystem, are increasingly experimenting with solutions focused on the Internet of Things. Over the next 4-5 years this type of prototyping will facilitate an increase in the commercialization of solutions for this exciting market,” said Vincent Korstanje, vice president, segment marketing, ARM. “By enabling rapid prototyping for the Internet of Things, ARM and Sprint are able to support the genesis of this ecosystem with easy, affordable access to the latest low-power technology and high bandwidth connectivity.”

Join Sprint and ARM for a hands-on workshop on rapid prototyping of cellular-connected microprocessors at the Sprint Collaboration Center, 6 December. We invite developers and engineers to learn how to use the mbed.org microcontroller, based on ARM’s Cortex-M3 microprocessor, to quickly compile applications and create new “connected prototypes”. To register for the event use the link below.

http://events.sprint.com/SprintMBEDworkshop

###

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube:  http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 7

ARM and UBM Tech Launch Innovative New Digital Magazine: Signum

San Francisco, USA and Cambridge UK - November 19, 2012 - ARM and UBM Tech announced today the launch of a new digital magazine, Signum. Combining leading journalism with the latest multimedia technology, Signum goes far beyond traditional print. Multimedia, social media and mobile user interfaces are integrated on top of a magazine format that enables a deeper understanding of ARM design strategies, tools and products.

Free subscription is available at www.signummagazine.com

The goal of Signum is to educate and stimulate a broad audience from system and software engineers to tech savvy consumers. It will focus on the trends, strategies and products that are shaping the future of low-power, intelligent devices and how they will enhance consumer lifestyles.

The engineering community will benefit from the latest design strategies and techniques, while consumers will have access to content that aims to pique their interest and spur further exploration. All articles and many advertisements will have interactive functionality that launches supporting articles, podcasts, video, animated illustrations or presentations, enabling the reader to gain a deeper understanding of the topic.

The launch edition of Signum, available today, features the following stories:

▪	Baby Genius: Discover how mobile technology is providing a new generation of toddlers with digital skills for their future.

▪	Talking Books for Africa: Interview with Cliff Schmidt, Executive Director of Literacy Bridge, to find out how the talking book is helping fight poverty in Africa.

▪	When Blobs Attack: Binary Blobs and the bottlenecks they are causing in innovation: Why openness needs to be encouraged - while allowing vendor differentiation.

▪	Under the Hood: We lift the hood on the Google Nexus 7, which has joined the battle to get to the top of your holiday wish list.

▪
ARM's New Brain: A closer look at the new Cortex-A50 Series processors. Find out how the scalability of this processor series will enable ARM partners to address diverse markets, from tablets and smartphones to high-performance servers and networking.

Ian Drew, executive vice president, marketing, ARM said: “The launch of Signum will build on the growing demand for interactive content about ARM. It will deliver fascinating stories from inside the ARM ecosystem and it will provide a forum for understanding the very latest products based on ARM technology.'

Signum is produced in partnership by ARM and UBM Tech and will be distributed quarterly on two platforms, enabling full functionality on smartphones and tablet devices as well as an iPad-optimized version. Both versions can be accessed at www.signummagazine.com.

“We have a strong relationship with ARM, and for the past three years we've produced the annual ARM TechCon event. We are very pleased to extend our relationship with the creation of Signum,” said Kathy Astromoff, CEO, Electronics, UBM Tech. “Signum establishes a new standard in digital publications offering a level of interactivity and providing full immersion for the reader.”

Those interested in contributing to future editions of Signum should contact Jan Howells, managing editor, ARM at Jan.Howells@arm.com.

ARM partners interested in sponsorship opportunities, contact Todd A. Bria, Regional Sales Manager, UBM Tech, 831.477.2075 or tbria@globalmediasales.com. Europe-based sponsors can contact: Victoria Hufmann at victoria@hufmann.info or Norbert Hufman at norbert@hufmann.info.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM from our website: http://www.arm.com For more information on Signum please contact: Erik Ploof, Chief Editor, and Director, Corporate Marketing, ARM. erik.ploof@arm.com

About UBM

Tech UBM Tech is a global media business that provides information, events, training, data services, and marketing solutions for the technology industry. Its media brands and information services inform and inspire decision makers across the entire technology market- engineers and design professionals, software and game developers, solutions providers and integrators, networking and communications executives, and business technology professionals. UBM Tech's industry-leading media brands include EE Times, Interop, Black Hat, InformationWeek, Game Developer Conference, CRN, and DesignCon. The company's information products include research, education, training, and data services that accelerate decision making for technology buyers. UBM Tech also offers a full range of marketing services based on its content and technology market expertise, including custom events, content marketing solutions, community development and demand generation programs. UBM Tech is a part of UBM (UBM.L), a global provider of media and information services with a market capitalization of more than $2.5 billion.

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Contact Details:

Andy Phillips
ARM +44 (0) 1223 400930
andy.phillips@arm.com

Item 8

ARM and National Instruments Launch Development Solution for Power Optimization

ARM® Development Studio 5 (DS-5™) toolchain interfaces with National Instruments multifunction data acquisition (DAQ) devices for power analysis of ARM Linux and Android targets.

What:

ARM today announced the release of the ARM DS-5 toolchain version 5.12. This latest version adds, among other improvements, the ability to connect the ARM Streamline™ Performance Analyzer to National Instruments (NI) DAQ devices. This provides combined performance and power optimization of ARM processor-based Linux and Android systems. ARM and NI have worked closely together to provide a solution that helps equipment manufacturers to bring to market highly energy-efficient products in a short timeframe.

The Streamline Performance Analyzer provides system-level visibility of complex SoCs. This enables developers to correlate thread activity and application events with performance counters from different system components such as CPUs, GPUs and fabric, highlighting bottlenecks and areas for improvement in the software. Streamline currently supports NI X and M series USB DAQ devices and extends its functionality with the visualization of voltage, current and/or power consumption on multiple power domains with high levels of accuracy. This functionality helps developers to understand how software and system utilization affects their product’s energy consumption.

NI X and M series USB DAQ devices push Streamline performance further than ever before by providing up to 18-bit resolution, 80 channels of analog voltage input and simultaneous sampling. You can closely monitor a multitude of power domains on your target for higher granularity optimizations. The new data acquisition interface complements the lightweight ARM EnergyProbe, which provides power measurement for up to three channels, and is ideal for application-level optimizations.

ARM DS-5 Combined Software Performance and Power Analysis

Why:

“Energy efficiency is a primary design concern of hardware and software engineers in an increasing number of market applications,” said John Cornish, executive vice president, System Design Division, ARM. “Our partnership with National Instruments sets a new standard in combined power-performance software tuning. Together, ARM DS-5 and NI-DAQ devices provide a scalable and flexible solution that meets the requirements of the next generation of ARM processor-based products.”

“We are pleased to work with ARM to integrate our multifunction DAQ devices into the power optimization workflow,” said Chad Chesney, director of marketing, DAQ acquisition, National Instruments. “With the versatility of NI data acquisition products and the performance of ARM DS-5, electronic equipment manufacturers can accelerate time to market for power-optimized products.”

Where:

A fully featured 30-day evaluation copy of ARM DS-5 Professional Edition v5.12 is available for download today.

Who:

About ARM ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com/
▪	ARM Connected Community®: http://www.arm.com/community/
▪	ARM Blogs: http://blogs.arm.com/
▪	ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

▪	http://twitter.com/ARMMultimedia
▪	http://twitter.com/ARMMobile
▪	http://twitter.com/ARMCommunity
▪	http://twitter.com/ARMEmbedded
▪	http://twitter.com/ARMLowPwr
▪	http://twitter.com/ARMTools

About National Instruments

Since 1976, National Instruments (www.ni.com) has equipped engineers and scientists with tools that accelerate productivity, innovation and discovery. NI’s graphical system design approach to engineering provides an integrated software and hardware platform that speeds the development of any system needing measurement and control. The company’s long-term vision and focus on improving society through its technology supports the success of its customers, employees, suppliers and shareholders.

ENDS

Item 9

Announcement of share dealings by a Director

ARM Holdings plc (the “Company”) announces that (as previously advised on 8 November 2012)  Mike Inglis, who is Chief Commercial Officer and a director of the Company, exercised an option over 10,626 shares at an option price of 85.4 pence per share under the Company's Save As You Earn Share Option Scheme.   The shares were sold on 28 November 2012 at a price of 773.5 pence per share.  His total resultant shareholding is 101,238 shares.